Exhibit 99.1

COOPERATIVE MARKETING AGREEMENT

          This Cooperative Marketing Agreement (“Agreement”) is entered into this 4th day of June, 2012 by and between Canterbury Park Holding Corporation (“CPHC”) and Shakopee Mdewakanton Sioux Community (“SMSC”), a federally recognized Indian tribe. CPHC and SMSC are sometimes referred to herein collectively as the “Parties” or individually as a “Party.”

RECITALS

          WHEREAS, CPHC conducts live and simulcast pari-mutuel horse racing at its facility in Shakopee, Minnesota, card play (as defined in Minn. Stat. §240.01, Subd. 25) at its card room, and other activities (herein collectively the “Racetrack”);

          WHEREAS, SMSC conducts live card table and video gaming, hotel operations, and other activities at its Mystic Lake Casino Hotel and Little Six Casino facilities (“Mystic Lake”), pursuant to its authority as a tribal government;

          WHEREAS, Minnesota’s horse breeding and horse training industries and related agri-businesses have been adversely affected to a material degree by the decline in the level of purses paid in connection with live horse races at the Racetrack;

          WHEREAS, the Parties desire to cooperate with the Minnesota Horsemen’s Benevolent and Protective Association, the Minnesota Quarter Horse Racing Association, the Minnesota Thoroughbred Association, and the Equine Development Coalition of Minnesota (collectively, the “Minnesota Horse Associations”) for the purpose of strengthening purses paid for live horse races conducted at the Racetrack in order to encourage and sustain Minnesota’s horse breeding and horse training industries and related agri-businesses; and

          WHEREAS, each Party believes it is in its best interest to cooperate with the other with respect to marketing each other’s facility for the following purposes:

•	Increasing simulcast, live racing and card club revenues at the Racetrack,

•	Increasing attendance at the Racetrack for live racing, and

•	Improving marketing opportunities for Mystic Lake.

          NOW, THEREFORE, in consideration of the above premises, the representations and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

Effectiveness

          Section 1.1.     Conditions to Effectiveness. This Agreement shall be effective (the “Effective Date”) on, and will be of no force or effect prior to, the first business day following the later to occur of: (i) the approval of this Agreement by the Minnesota Racing Commission, (ii) execution of one or more effective Horse Association Agreements in a form satisfactory to SMSC, and (iii) delivery to SMSC of the Warrants (as defined below), or, to the extent permitted by Section 3.7, stock appreciation rights. If the Effective Date does not occur by August 1, 2012, this Agreement shall terminate and be of no force or effect. For purposes of this Agreement, “Horse Association Agreement” means a written agreement among each of the Minnesota Horse Associations, SMSC and CPHC whereby the Minnesota Horse Associations agree to the extent provided in such agreement that they (i) will not promote or lobby before the Minnesota legislature, in the media or in other forums, for Expanded Gaming Authority (as defined below), (ii) will support SMSC’s lobbying efforts against Expanded Gaming Authority to the extent reasonably requested to do so by SMSC; and (iii) agree that Annual Purse Enhancement payments will solely be applied to purses unless other uses are consented to in writing by the SMSC and CPHC. The Horse Association Agreement will also contain a consent by the Minnesota Horsemen’s Benevolent and Protective Association that it waives the statutory requirement of 125 days of live racing during the term of this Agreement; provided that there are at least 65 days of live racing each year.

ARTICLE II

SMSC Obligations

          Section 2.1.     Purse Enhancements/Marketing Payments. On each Annual Payment Date (defined below) SMSC will pay the Annual Purse Enhancement and the Annual Marketing Payment in accordance with the terms of this Agreement. SMSC will not be obligated to make any Annual Purse Enhancement or Annual Marketing Payment if a default by CPHC has occurred and is continuing under this Agreement. The Annual Purse Enhancement and Annual Marketing Payment to be paid in each year during the term of this Agreement are set forth on Schedule 1. The following additional provisions shall apply to payment of the Annual Purse Enhancement and Annual Marketing Payment:

(a)          CPHC has established a bank account at Bremer Bank, with the Chief Executive Officer of CPHC as the initial authorized signatory of such account (the “SMSC Purse Enhancement Account”). Any change to the authorized signatories of the SMSC Purse Enhancement Account will require the consent of SMSC. CPHC warrants that funds deposited from time to time in the SMSC Purse Enhancement Account will at all times be held for the benefit of the horsepersons racing at the Racetrack. SMSC will pay each required Annual Purse Enhancement due under this Agreement by wire transfer to the SMSC Purse Enhancement Account on the Annual Payment Date applicable to such payment. CPHC warrants that amounts deposited from time to time in the SMSC Purse Enhancement Account will only be used to enhance purse amounts as provided in this Agreement.

(b) Subject to the terms of this Agreement, SMSC will wire the amount of each Annual Marketing Payment payable to CPHC under this Agreement on the Annual Payment Date applicable to such payment.

(c)          CPHC agrees that Annual Purse Enhancements are to enhance purses at the Racetrack and that such amounts will not be used to offset any purse amounts that CPHC is otherwise required to pay pursuant to Minnesota law or agreement with the Minnesota Horse Associations.

(d)          For purposes of this Agreement “Annual Payment Date” means, for any year during the term of this Agreement beginning with 2013, the date that is the last of (i) January 15 of such year, (ii) 15 business days following the receipt by SMSC of the Draft Preliminary Annual Racing Schedule (defined below), (iii) the date SMSC receives the Preliminary Annual Racing Schedule from CPHC and (iii) 30 business days following the receipt by SMSC of the Preliminary Marketing Plan (defined in Section 6.3 below) for such year.

(e)          Beginning with 2013 and for each year thereafter, CPHC will deliver to SMSC a draft preliminary schedule of all horse races for the entire year by January 1 of such year (the “Draft Preliminary Annual Racing Schedule”). During the 15 business day period following delivery of the Draft Preliminary Annual Racing Schedule, CPHC will consult with SMSC regarding possible changes to such schedule and make changes to such schedule based on SMSC input to the extent it reasonably determines is appropriate (such Draft Preliminary Annual Racing Schedule as so modified is herein referred to as the “Preliminary Annual Racing Schedule”). The Preliminary Annual Racing Schedule shall contain the purse size for each proposed race, including the portion of the purse budgeted for each race that will be funded by the Annual Purse Enhancement (the “Per Race Purse Enhancement”), and other information for each proposed race. CPHC shall pay each Per Race Purse Enhancement as set forth in the Preliminary Annual Racing Schedule subject to the following: (i) CPHC may increase or decrease any Per Race Purse Enhancement not more than 25% and (ii) CPHC may reallocate of any Per Race Purse Enhancement for a particular race to another race when such Per Race Purse Enhancement cannot be paid due to cancellation of the applicable horse race. CPHC will also deliver to SMSC a copy of all preliminary and final condition books for races as they are available.

(f)          CPHC will supply an annual audit of payments from the SMSC Purse Enhancement Account prepared by an independent accounting firm to confirm such funds were only applied to enhance purse amounts as contemplated by this Agreement.

          Section 2.2.      Initial Purse Enhancement and Marketing Payments. On the Effective Date, SMSC will pay $2,700,000 to the SMSC Purse Enhancement Account (the “2012 SMSC Purse Enhancement”) and pay $300,000 to CPHC (the “2012 Marketing Payment”); provided that SMSC will not be obligated to make such payments if a default by CPHC has occurred and is continuing under this Agreement. The 2012 Marketing Payment shall be used by CPHC as set forth on Schedule 2.

          Section 2.3.     Marketing Materials for CPHC. To facilitate marketing under Sections 3.1, 6.2 and 6.3, SMSC shall, to the extent such materials are not purchased with the 2012 Marketing Payment or Annual Marketing Payment, provide copy and signage materials regarding SMSC and Mystic Lake for display throughout the Racetrack which shall be used and placed as provided in Schedule 3. CPHC will provide an opportunity for SMSC to approve the use and placement of such materials. CPHC agrees that it may not use any trademark, trade dress or logo of SMSC other than as expressly permitted in this Agreement. All goodwill associated with the SMSC trademarks, trade dress and logos shall inure to the benefit of SMSC.

          Section 2.4.     Legislative Support. SMSC, to the extent it determines in its sole discretion, will support legislative efforts by CPHC that affect the common interests of the Parties under this Agreement.

ARTICLE III

CPHC Obligations

          Section 3.1.     Promotion of SMSC by CPHC. CPHC will provide the marketing and promotional opportunities for SMSC and Mystic Lake set forth on Schedule 3 for no cost and without application of any Annual Marketing Payment or the 2012 Marketing Payment, except to the extent provided for in Schedules 2 or 4.

          Section 3.2.     Support for Agreement’s Purposes.

(a)          To the extent that SMSC reasonably requests, and except in circumstances where SMSC determines to support CPHC legislative initiatives pursuant to Section 2.4, CPHC will cooperate with SMSC in opposing and lobbying against proposed legislation that seeks to authorize forms of gaming not currently authorized at CPHC – i.e., card play as defined in Minn. Stat. §240.01, Subd. 25 and pari-mutuel wagering on horse races.

(b)          To the extent that SMSC reasonably requests, CPHC will in good faith cooperate with SMSC in opposing and lobbying against proposed legislation that seeks to authorize forms of gaming at locations in the State of Minnesota other than at the Racetrack.

(c)          CPHC will assist SMSC in implementing the right to simulcast horseracing at Mystic Lake including, but not limited to, through a tribal-state compact pursuant to the Indian Gaming Regulatory Act, subject to compliance with Minn. Stat. Section 240.13, Subd. 9 and applicable federal law, so long as CPHC’s participation in such simulcast activity does not constitute “off track” betting which the Minnesota Supreme Court has determined is not authorized under the Minnesota Constitution.

(d) CPHC’s obligations under this Section 3.2 do not include requiring CPHC to engage any lobbyist or third party.

          Section 3.3.     Affirmative Obligations.

(a)          CPHC agrees that it will not promote or lobby (or assist others in such efforts) before the Minnesota Legislature, in the media or in other forums: (i) for expanded gaming at the Racetrack including, but not limited to, authority to install video slot machines and other video gaming technology at the Racetrack, (ii) for expanded gaming in Minnesota, or (iii) for any other changes to Minnesota law relating to gambling that would be materially adverse to the interests of SMSC (any such expansion or changes referred to herein as “Expanded Gaming Authority”).

(b)          If Expanded Gaming Authority is enacted into law, CPHC will not operate, host, permit, accommodate, participate in or assist others in participating in activities permitted under any Expanded Gaming Authority so long as this Agreement is in effect under its initial term or any renewal term (including, for the avoidance of doubt, any Wind Down Period).

(c)          Notwithstanding the foregoing, nothing in paragraphs 3.2(a), 3.3(a) and 3.3(b) above shall limit or restrict CPHC from (i) lobbying for changes in the laws governing pari-mutuel wagering on horse races at the Racetrack; (ii) seeking approval from the Minnesota Racing Commission (the “MRC”) for changes in its gaming operations to the extent such changes are within the authority conferred on the MRC by Minnesota Statutes Chapter 240 as such statute exists as of the date this Agreement is executed, and (iii) implementing any changes in the laws governing pari-mutuel wagering on horse races at the Racetrack that are enacted into law or any changes that are approved by the MRC that are within the authority conferred on the MRC by Minnesota Statutes Chapter 240 as such statute exists as of the date this Agreement is executed.

          Section 3.4.     Marketing Collateral. CPHC will supply marketing materials for use by SMSC as and to the extent contemplated by agreements in or under Sections 6.2 and 6.3 below. SMSC shall provide an opportunity for CPHC to approve the use and placement of such materials. SMSC agrees that it may not use any trademark, trade dress or logo of CPHC other than as expressly permitted in this Agreement. All goodwill associated with the CPHC trademarks, trade dress and logos shall inure to the benefit of CPHC.

          Section 3.5.     Reporting and Access to Records. No later than the 25th day following each month during which it conducts live horse races at the Racetrack, CPHC will deliver to SMSC an accounting of the use of the Annual Purse Enhancement for the prior month. No later than the 25th day following each month expenditures are contemplated under the marketing plan supplied pursuant to Section 6.2 or 6.3, CPHC will deliver to SMSC an accounting of the use of the Annual Marketing Payment for the prior month. In addition, CPHC will provide copies of each report provided by CPHC to any of the Minnesota Horse Associations. CPHC will also allow SMSC to review books and records during business hours as SMSC shall reasonably request for purposes of auditing payments of purses and marketing expenses and confirming compliance with this Agreement.

          Section 3.6.     Board Meetings. CPHC will provide representatives of SMSC the opportunity to discuss the performance of this Agreement and related matters with CPHC’s Board of Directors during at least two regular board meetings each year during the term of this Agreement.

          Section 3.7.     Warrants. Subject to the last sentence below, CPHC will deliver on or before the Effective Date warrants to purchase 165,000 shares of CPHC common stock at a price per share equal to $14.30 (the “Warrants”). The Warrant Agreement covering the Warrants shall be in a form reasonably acceptable to SMSC and shall provide that: (i) the Warrants will vest 10% on the Effective Date and 10% on each of the succeeding nine Annual Payment Dates during the term of this agreement; (ii) to the extent vested, the Warrants will be exercisable at any time on or prior to December 31, 2022; and (iii) vesting of the Warrants will accelerate upon a Change in Control or a termination of this agreement by SMSC pursuant to Section 5.2 upon a default by CPHC of its obligations under this Agreement. The Warrant Agreement shall also contain customary registration rights for shares issuable under the Warrants. Notwithstanding the foregoing, in lieu of the Warrants, CPHC may instead deliver stock appreciation rights in a form reasonably acceptable to SMSC that have the same terms as specified above for the Warrants.

          Section 3.8.     Change in Control. If the Board of Directors of CPHC agrees to a transaction involving a Change in Control (as defined on Schedule 5), before approving or consenting to the Change in Control, the Board of CPHC will require that the person or persons who will be the Class A and Class B licensees following the Change in Control affirm and assume all of CPHC’s obligations in this Agreement.

          Section 3.9     Majority Horseperson Organization. CPHC represents to SMSC that the Minnesota Horsemen’s Benevolent and Protective Association (the “MHBPA”) is the horseperson’s organization representing the majority of horsepersons at the Racetrack.

ARTICLE IV

Term

          Section 4.1.     Initial Term. The initial term hereof shall commence on the Effective Date and shall terminate on December 31, 2022.

          Section 4.2.     Renewal Term. Beginning on or before July 1, 2022, the Parties shall negotiate with respect to a renewal of this Agreement for an additional term of at least five years on such terms as the Parties shall mutually agree (the “Renewal Term”). If the Parties do not reach agreement with respect to the terms and conditions of the Renewal Term, this Agreement shall terminate on December 31, 2022 without further obligation by either Party except for obligations arising prior to such termination date.

ARTICLE V

Termination

          Section 5.1.     Termination by SMSC Without Cause. SMSC may terminate this Agreement without cause upon written notice to CPHC in the event of a change in circumstances regarding gaming in the State of Minnesota adverse to SMSC, including, but not limited to an expansion of the number of locations or type of gaming authorized by the State of Minnesota, such change in circumstances to be determined by SMSC in its sole discretion; provided, that SMSC’s right to terminate this Agreement pursuant to this Section 5.1 (the “Termination Right”) will be subject to the following conditions, obligations and other provisions: (i) SMSC shall be obligated to make all payments required under this Agreement from the date the Termination Right is exercised to the end of the year in which it is exercised; (ii) termination of this Agreement shall be effective at the end of the three calendar years following the calendar year in which SMSC exercises the Termination Right (such three year period being herein defined as the “Wind Down Period”); (iii) during the first two years of the Wind Down Period, SMSC will continue to make the Annual Purse Enhancement and Annual Marketing Payment provided on Schedule 1 when due and during the third year of the Wind Down Period, the amount of Annual Purse Enhancement and Annual Marketing Payment to be paid by SMSC shall be 50% of such amounts as are set forth on Schedule 1 for such year (the “Wind Down Payments”), subject to the limitation in clause (iv); (iv) notwithstanding anything else to the contrary in this Agreement, the amount of the Annual Purse Enhancement and Annual Marketing Payment paid in the year in which the Termination Right is exercised, plus the aggregate Wind Down Payments shall not be more than $25 million and SMSC shall reduce the Wind Down Payments by any amount in excess of $25 million (first from the payment due in the third year of the Wind Down Period, and then from the second year of the Wind Down Period); (v) all prohibitions and limitations on CPHC’s ability to promote, advocate and lobby for additional gaming authority for CPHC in paragraph 3.2(a) and paragraph 3.3(a) above (whether before the Minnesota Legislature, in the media or otherwise) and all of CPHC’s affirmative obligations in Section 3.2 (b) above shall terminate concurrent with SMSC’s exercise of its Termination Right; and (vi) all remaining provisions of this Agreement shall continue in full force and effect (including, but not limited to, the prohibitions and limitations in the paragraph Section 3.3(b) above) until the end of the Wind Down Period.

          Section 5.2.     Termination for Cause by SMSC.

(a)          If CPHC breaches its obligations under either paragraphs 3.3(a) or 3.3(b), and if, after receiving written notice from SMSC of an alleged breach, CPHC fails to cure its breach within 30 days, SMSC may terminate this Agreement; provided that SMSC shall not have the right to terminate this Agreement for di minimis or inadvertent, immaterial breaches of paragraphs 3.3(a). Upon such termination, CPHC will repay all amounts paid by SMSC pursuant to this Agreement, pay to SMSC an amount equal to all Horse Association Payments (as defined in the Horse Association Agreement) paid by SMSC to the Minnesota Horse Associations pursuant to a Horse Association Agreement, and pay to SMSC any additional amounts for any other damages SMSC incurs.

(b)          If CPHC breaches its warranty in the last sentence of paragraph 2.1(a) that amounts in the SMSC Purse Enhancement Account will only be used to enhance purse amounts as provided in this Agreement, and if, after receiving written notice from SMSC of an alleged breach of such warranty, CPHC fails to cure its breach within 30 days, SMSC may terminate this Agreement and upon such termination, CPHC will pay to SMSC an amount equal to five times (5X) the funds used in a manner other than to enhance purse amounts and any additional amounts for any other damages it incurs.

(c)          If CPHC breaches its obligations under Section 3.2(a) above or any other of its obligations in this Agreement (other than paragraphs 3.3(a) or 3.3(b) or the last sentence of paragraph 2.1(a)), and if, after receiving written notice from SMSC of an alleged breach, CPHC fails to cure its breach within 30 days, CPHC shall have no monetary liability to SMSC for such breach and SMSC’s only recourse shall be to terminate this Agreement and upon such termination, neither Party shall have any further obligation or liability hereunder.

(d)          If any of the Minnesota Horse Associations breach the Horse Association Agreement, and if, after SMSC provides written notice of the alleged breach to each of the Horse Associations and CPHC, the alleged breach is not cured within 30 days, CPHC shall have no monetary liability to SMSC for such breach and SMSC’s only recourse shall be to terminate this Agreement and upon such termination, neither Party shall have any further obligation or liability hereunder.

(e)          If (i) CPHC loses licenses or other authorization necessary to conduct live horse races as contemplated by the Parties, (ii) CPHC is generally not paying its debts as they become due, (iii) CPHC consents to the appointment of a custodian of it or for all or substantially all of its property, or (iv) CPHC makes a general assignment for the benefit of its creditors, SMSC shall have the right to terminate this Agreement 30 days after giving notice to CPHC unless within such 30 day period CPHC cures the event or circumstance giving rise to such notice. If SMSC exercises its right to terminate this Agreement under this paragraph (e), upon such termination, neither Party shall have any further obligation or liability hereunder.

          Section 5.3.     Termination by CPHC. If SMSC fails to pay any amount when due under the terms of this Agreement, and, after receiving written notice from CPHC of such failure to pay, SMSC fails to make such payment within 30 days, CPHC shall be entitled to terminate this Agreement without further obligation or liability to SMSC and shall be entitled to recover an amount equal to the amount that would be payable by SMSC if it elected to terminate this Agreement at such date pursuant to Section 5.1 above. In order to recover such amount from SMSC, CPHC shall have the right pursuant to the terms and conditions of the Security Agreement (defined below) and the Control Agreement (defined below) to deliver a Notice of Exclusive Control to foreclose its security interest, to apply the Collateral to the payment of the Obligations, and/or the right to exercise any other remedy permitted by the Security Agreement, the Control Agreement or by law for payment of the Obligations. Notwithstanding anything to the contrary in this Agreement, the Security Agreement or the Control Agreement, CPHC’s only recourse for any breach of this Agreement, the Security Agreement and the Control Agreement is to the Collateral and the proceeds thereof. Terms used in this Section 5.3 which are not defined in this Agreement are used as defined in the Security Agreement.

          Section 5.4.     Termination To Comply With Law. If a federal or state court with jurisdiction in the U.S. determines any material provision in this Agreement is contrary to law, and such determination is not appealed or is upheld on appeal, following the expiration of all appeal periods, either Party may terminate this Agreement on five days notice and upon the expiration of such period neither Party shall have any further obligation or liability hereunder; provided, however, that if CPHC initiates or supports any such determination, CPHC shall repay all funds paid by SMSC pursuant to this Agreement.

ARTICLE VI

Cooperative Marketing

          Section 6.1.     Purpose of Marketing Payments. Annual Marketing Payments and the 2012 Marketing Payment shall be used by CPHC in accordance with this Agreement. CPHC agrees that the Annual Marketing Payment and the 2012 Marketing Payment are to be used for cooperative marketing purposes to promote SMSC (including Mystic Lake) and CPHC, and will not be used to offset any marketing amounts that CPHC would have otherwise expended had the Annual Marketing Payment and the 2012 Marketing Payment not been available.

          Section 6.2.     2012 Marketing Payment. The 2012 Marketing Payment shall be used and applied by CPHC as provided on Schedule 2.

          Section 6.3.     Annual Marketing Plan. Beginning with 2013 and for each year thereafter, after consultation and discussion with SMSC, CPHC will deliver to SMSC a plan for the expenditure of the Annual Marketing Payment for such year (the “Preliminary Marketing Plan”). The Preliminary Marketing Plan shall contain the proposed amount, type and schedule of marketing for such year for joint promotion of the two venues through actions or activities such as cooperative poker tournaments, joint musical concert events, shared player parties, shared promotions and other activities designed to enhance revenues for each venue. The Parties will discuss the Preliminary Marketing Plan and work in good faith to agree upon a final marketing plan containing the amount, type and schedule of marketing for such year (the “Final Marketing Plan”) for the year no later than 20 business days after receipt by SMSC of the Preliminary Marketing Plan. In the event that the Parties do not agree upon a Final Marketing Plan, CPHC will spend the Annual Marketing Payment for such year in accordance with Schedule 4 hereto.

ARTICLE VII

Miscellaneous

          Section 7.1     Notices. All notices or other communications required to be given hereunder will be in writing and will be (a) delivered by hand, (b) sent by first class mail, (c) sent by recognized overnight delivery service for next available business day delivery, or (c) sent by email, in each case as follows:

(1) (1) if to CPHC to:

Canterbury Park Holding Corporation
1100 Canterbury Road
Shakopee, Minnesota 55379

Attn: Randall D. Sampson
Email: rsampson@canterburypark.com

With a copy to:

Lindquist & Vennum PLLP
4200 IDS Center
80 So. Eighth Street
Minneapolis, MN 55402

Attn: Richard Primuth and Managing Partner

(2) if to SMSC, to:

Shakopee Mdewakanton Sioux Community
2330 Sioux Trail N.W.
Prior Lake, MN 55372

Attn: Stanley R. Crooks, Chairman

With a copy to:

BlueDog, Paulson and Small, P.L.L.P.
Southgate Office Plaza, Suite 500
5001 American Boulevard West
Minneapolis, MN 55437

Attn: Kurt V. BlueDog

Such notices or communications will be deemed given (A) if so delivered by hand, when so delivered, (B) if so sent by first class mail, five business days after being deposited in the mail, postage prepaid, (C) if so sent by recognized overnight delivery service, one business day after delivery to such service and (D) if so sent by email, the time at which such email is sent. A Party may change the address to which such notices and other communications are to be given by giving each other Party notice in the foregoing manner.

          Section 7.2     Expenses. Except as is expressly stated otherwise herein, each Party will bear its own costs and expenses incurred in connection with the transactions contemplated herein.

          Section 7.3     Parties in Interest; No Third-Party Beneficiaries. There is no third party beneficiary hereof and nothing in this Agreement (whether express or implied) will or is intended to confer any right or remedy under or by reason of this Agreement on any Person, except each Party and their respective permitted successors and assigns.

          Section 7.4     Other Agreements. The Parties have entered into a security agreement, dated the date hereof (the “Security Agreement”), whereby SMSC grants a security interest in certain securities (the “Collateral”) to secure SMSC’s obligations hereunder. SMSC has executed a Pledged Collateral Account Control Agreement dated the date hereof (the “Control Agreement”), with respect to the Collateral.

          Section 7.5     Governing Law; Jurisdiction. This Agreement will be construed and enforced in accordance with the substantive laws of the State of Minnesota, United States, without reference to principles of conflicts of law. By its execution and delivery of this Agreement, the Security Agreement, the Control Agreement, and any other agreement to which SMSC and CPHC are parties, CPHC is not consenting to the jurisdiction of any court other than a State of Minnesota or U.S. federal court.

          Section 7.6      Arbitration. CPHC irrevocably and unconditionally agrees that SMSC may in its sole discretion and election, submit any controversy, claim, suit or other action between or among the Parties arising out of or relating to this Agreement, the Security Agreement, the Control Agreement or the Horse Association Agreements, or the enforcement of rights thereunder, to binding arbitration. SMSC irrevocably and unconditionally agrees that it will submit any controversy, claim, suit that SMSC elects to bring arising out of or relating to this Agreement, the Security Agreement, the Control Agreement or the Horse Association Agreements, or the enforcement of rights thereunder, to binding arbitration in lieu of submitting such controversy, claim, suit or other action to a court for adjudication. Any such arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”); provided, however, that notwithstanding anything to the contrary therein or herein, any order, judgment, ruling or other remedies against SMSC related to a controversy shall be enforceable only as against the Collateral. Any controversy concerning whether an issue is arbitrable shall be determined by the arbitrators in accordance with the AAA Commercial Arbitration Rules. The arbitrator shall have the power to issue injunctive or other equitable relief as may be necessary to preserve a Party’s rights to the Collateral. CPHC agrees that judgment upon the arbitration award may be entered in any court having jurisdiction. Any arbitration undertaken pursuant to this Agreement, the Security Agreement, the Control Agreement or the Horse Association Agreements, will take place in the City of Minneapolis, Minnesota.

          Section 7.7       Sovereign Immunity. SMSC does not consent to any suit, arbitration, legal process, enforcement proceeding or any dispute resolution method. The Parties agree that SMSC has not waived its sovereign immunity, and nothing in this Agreement, the Security Agreement, the Control Agreement or the Horse Association Agreements shall be deemed to be a waiver of SMSC’s sovereign immunity. CPHC’s sole recourse for any breach by SMSC under this Agreement shall be against the Collateral pursuant to the terms of this Agreement, the Security Agreement and the Control Agreement.

          Section 7.8       Notice of Default. CPHC shall give SMSC prompt notice of any default by CPHC of any terms of this agreement.

          Section 7.9       Entire Agreement; Amendment; Waiver. Upon effectiveness of this Agreement, this Agreement, the Security Agreement, the Control Agreement or the Horse Association Agreements constitute the entire agreement between the Parties pertaining to the subject matter herein and supersede any other existing representation, warranty, covenant, agreement or similar assurance (whether direct or indirect, written or oral, or statutory, express or implied) of any Party regarding such subject matter. No supplement, modification or amendment hereof will be binding unless expressed as such and executed in writing by each Party. Except to the extent as may otherwise be stated herein, no waiver of any term hereof will be binding unless expressed as such in a document executed by the Party making such waiver (and then only to the extent so expressed). No waiver of any term hereof will be a waiver of any other term hereof, whether or not similar, nor will any such waiver be a continuing waiver beyond its stated terms. Except to the extent as may otherwise be stated herein, failure to enforce strict compliance with any term hereof will not be a waiver of, or estoppel with respect to, any existing or subsequent failure to comply.

          Section 7.10       Assignment; Binding Effect. Neither this Agreement nor any right or obligation hereunder will be assigned, delegated or otherwise transferred (by operation of law or otherwise) by any Party without the prior written consent of each other Party. This Agreement will be binding on and inure to the benefit of the respective permitted successors and assigns of the Parties. Any purported assignment, delegation or other transfer not permitted by this Section is void.

          Section 7.11       Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Such counterparts may be executed and delivered by facsimile or other electronic means by any of the Parties, and the receiving Party may rely on the receipt of such document so executed and delivered as if the original had been received.

          Section 7.12       Approvals; Authority. Each Party represents and warrants to the other, except as provided in Section 1.1, that it has obtained all necessary approvals to execute, deliver and perform this Agreement and that it has the requisite power and authority to execute this Agreement, and has duly executed and delivered it to the other.

          IN WITNESS WHEREOF, each Party has executed this Cooperative Marketing Agreement effective as of the date first written above.

Canterbury Park Holding Corporation

/s/ Randall D. Sampson
By:	Randall D. Sampson
Its:	President & CEO

Shakopee Mdewakanton Sioux Community

/s/ Stanley R. Crooks
By:	Stanley R. Crooks
Its:	Chairman

Schedule Number	Section Reference	Description of Purpose

1	2.1	Annual Purse Enhancement and Annual Marketing Payment amounts

2	2.2	Application of 2012 Marketing Payment

3	2.3, 3.1	SMSC Marketing and Promotional Opportunities at CPHC

4	6.3	Application of 2013 - 2022 Marketing Payments, in the event a Final Marketing Plan for a given year is not agreed to by the Parties

5	3.8	Definition of Change in Control

Schedule 1

Year	Purse Enhancement	Marketing Payment

2013	5,300,000	600,000

2014	5,840,000	660,000

2015	6,434,000	726,000

2016	7,087,400	798,600

2017	7,806,140	878,460

2018	8,000,000	900,000

2019	8,000,000	900,000

2020	8,000,000	900,000

2021	8,000,000	900,000

2022	8,000,000	900,000

Schedule 2

Application of 2012 Marketing Payment

The 2012 Marketing Payment shall be spent on cooperative marketing as follows:

●	Up to $50,000 for Mystic Cup Day (July 28 or August 18, 2012)
	o	Includes cost for premium giveaway to all attendees and advertising
▪ Giveaway item to be agreed upon by CPHC and Mystic Lake
▪ Media buy and creative execution to be agreed upon by both parties
	o	Mystic Lake to include coupon in giveaway (optional)
▪ Redemption expense to be paid by Mystic Lake
	o	Includes optional hospitality expenses for Club Mystic VIP players or SMSC Community members.
	o	Unused dollars to be reallocated toward new digital signage expense

●	Up to $50,000 for Festival of Champions Day (Labor Day Weekend 2012)
	o	Includes cost of mailing full Canterbury database (approx. 25,000 players)
	o	Includes Media buy and creative production expenses
▪ To be agreed upon by both parties
	o	Includes $12,500 of Mystery Mutuel redemption costs incurred by Canterbury Park to be paid from 2012 Marketing Partnership
	o	Includes $12,500 of coupon/mystery offer expense incurred by Mystic Lake to be paid from 2012 Marketing Partnership
▪ Note: neither party required to provide redemption information other than quantity.
	o	Unused dollars to be reallocated toward new digital signage expense

●	Up to $25,000 for Fall Poker Classic Promotion/Sponsorship
	o	Includes media buy and creative production expenses promoting event
▪ To be agreed upon by both parties
	o	Mystic Lake Casino Hotel to be named Hotel Sponsor of event and included in all event related messaging
	o	Includes up to $5,000 for Mystic Lake promotional expense targeting tournament participants
	o	Unused dollars to be reallocated toward new digital signage expense

●	Up to $15,000 in Trade Giveaways
	o	Specific breakdown and use to be determined and agreed upon by both parties
	o	Unused dollars to be reallocated toward new digital signage expense

●	Signage
		o	Canterbury Park and Mystic Lake to begin project planning / design in 2012 for Tote Board and digital signage enhancements
▪ Digital signage to include new exit signage with Mystic Lake Casino Hotel messages and infrastructure enhancements/upgrades to current systems
		o	2012 Marketing Payment allocation not spent in 2012 will carry forward to 2013 for the specific use of this project
		o	The entirety of the new Tote Board and digital signage expenses to be paid by allocations from the Marketing Payment over a period of years as agreed upon by both parties
		o	Projects to be planned and bid in 2012 with both parties agreeing to expense allocation

2012 Signage Production and Placement:
	●	Mystic Lake to receive 100% of Daktronics Messages following the City Pages Two Minute Warning through completion of the race for each of the final two live races daily.
o Mystic Lake to provide file to spec. No incremental production cost.
	●	Mystic lake to receive a minimum of 25 Daktronics Messages daily.
o Mystic Lake to provide file to spec. No incremental production cost.
	●	Mystic to receive two :30 TV commercials daily during live racing
o Mystic Lake to provide commercial. No incremental cost.
	●	Mystic Lake may install temporary structural signage on the existing Tote Board.

Schedule 3

SMSC Marketing and Promotional Opportunities

Signage Messaging, Production and Placement:
●	Mystic Lake to maintain dominant signage in entry/exit of the Grandstand Entrance (located near the paddock)
	o	Production to be paid by Mystic Lake Casino
●	Mystic Lake to be exclusive sponsor of new race results board when constructed
	o	Canterbury Park and Mystic Lake to begin plan design in 2012 for new Tote Board which features Mystic Lake Casino Hotel
	o	Canterbury Park and Mystic Lake to work cooperatively in determining payment schedule for new Tote Board, to be installed for 2013 race season
●	Mystic Lake to receive Daktronics messaging
	o	Specific opportunities / quantity of impressions subject to inventory availability, but is guaranteed to at least equal the most featured paid sponsor.
●	Mystic Lake to produce :10 second TV commercial featuring joint partnership messaging to be played between every race unless otherwise agreed to by both parties.
●	Mystic Lake to receive exclusive promotional opportunities on a minimum of 5 indoor plasma displays at Canterbury Park in mutually agreed upon locations.
	o	New signage locations and infrastructure provided from Marketing Payment
●	Canterbury Park to install up to three incremental exit signs toward County Road 83 exit.
	o	Mystic Lake to receive the back advertising position on all new exit signs.
	o	New signage costs provided by Marketing Payment.
●	Non-exclusive signage opportunities in the Paddock area
	o	Signage production to be paid by Mystic Lake
●	Signage containing joint marketing message to be displayed in multiple public areas at Canterbury Park
	o	All signage messages, materials and locations to be approved by both parties
	o	Production to be paid by Mystic Lake
●	Mystic Lake to receive a minimum of 8 pillar wrap advertisements at Canterbury Park in mutually agreed upon locations.
	o	Production to be paid by Mystic Lake
●	Daily Race Program back cover to include joint marketing message beginning with 2013 season
●	First right of refusal on all new signage positions
	o	Compensation and/or substitution for existing signage to be agreed upon by both parties
●	Mystic Lake messaging at Canterbury Park to be limited to non-competitive business areas, and may not include table games or convention advertising
●	Canterbury Park to avoid use of “casino” reference in all joint marketing messaging

Naming Rights
●	Exclusive sponsorship and naming rights to the Winners Circle
	o	Signage production to be paid by Mystic Lake
●	Mystic Lake to have first opportunity for naming rights to Music Stage upon completion of existing Budweiser sponsorship with compensation to be determined

Exclusive Hotel Partner
Beginning in 2013 Mystic Lake Casino Hotel will be the “Exclusive Casino Hotel of Canterbury Park”

Exclusive Casino Marketing Rights
●	Mystic Lake will have exclusive Casino marketing rights with Canterbury Park
	o	Subject to Mystic Lake approval, Canterbury Park may conduct Las Vegas giveaways which include room nights and promotion thereof provided by Las Vegas hotels.
	o	Advertising materials related to promotion of possible Las Vegas giveaways subject to review and approval by Mystic Lake.

Direct Marketing
●	Joint marketing mailer to active Canterbury Park database to be sent a minimum of 2x per racing season and 2x during the off season.
	o	Agreed upon offer redemption expense for each party to be paid from the Annual Marketing Payment
	o	Production and postage expense to paid from the Annual Marketing Payment
	o	Timing and creative subject to approval by both parties

Promotional Public Relations Efforts
●	Canterbury Park to incorporate Mystic Lake in Public Relations efforts related to elements resulting from this agreement
●	Canterbury Park and Mystic Lake to pursue joint Public Relations opportunities and initiatives as is reasonable

Distribution of Marketing Materials
●	At entrance as requested by Mystic Lake Casino Hotel with minimum of one week notice
	o	Materials and redemptions paid for by Mystic Lake
	o	Distribution staff provided by Canterbury Park whenever reasonably possible

Website
●	Mystic Lake Casino Hotel and agreed upon “partner” verbiage to be featured on Canterbury Park home page

Non-racing Events
●	Limited number of complementary tickets to non-racing events for VIP Club Mystic members (i.e. craft show, concerts, computer show, home show etc)

●	Quantity to be agreed upon by both parties based on show type and availability
●

Complementary tickets subject to approval of show promoter (when not Canterbury Park) Canterbury Park to assist Mystic Lake in obtaining opportunities for supplying message to the attendees of concerts at Canterbury Park.

Schedule 4

Annual Marketing Payment

In the event that the Parties do not agree upon a Final Marketing Plan for a given year, CPHC will spend the Annual Marketing Payment for such year on cooperative marketing as follows:

•	At least 10% of the Annual Marketing Payment will be used for signage and internal messaging production and placement
•	Up to 30% of the Annual Marketing Payment may be used for trade-out programs and promotions
•	The remaining amount of Annual Marketing Payment, which shall be at least 60% of the Annual Marketing Payment, shall be used for mass media

Amounts used for mass media will comply with the following requirements:
•

Media messages must support a specific event/program involving both the Racetrack and Mystic Lake. Logo inclusion in print or broadcast media is not sufficient to constitute utilization of the joint marketing resources.

•	Production expenses are to be included in the required minimum 60% spend for mass media
•	Both CPHC and SMSC must provide approval of creative execution and media buy
•	Mystic Lake to handle all media buying utilizing joint marketing fund dollars
	o	Media buy subject to approval by both parties
•

All added value related to media buys paid by the Marketing Payment will be shared equally between Canterbury Park and Mystic Lake to be used independently without requiring the other party’s approval.

All cooperative marketing will include:
Mystic Lake Casino Hotel logo and agreed upon “partner” verbiage to be included on all Canterbury Park advertising messaging
• Exceptions must be approved by Mystic Lake Casino Hotel

Amounts used for Trade-out programs may include the following:
•	VIP Hospitality Events for Club Mystic members at Canterbury Park
•	Prize expense for drawings, tournaments or giveaways held at Mystic Lake as part of a joint promotion
•	Prize expense for Mystic Lake trade items and gift certificates given away at Canterbury park via contests and promotions
	o	Redemption costs incurred by Canterbury Park and/or Mystic Lake subject to mutually agreed upon totals.

•	A minimum of two mutually agreed upon social marketing initiatives driving visitors to Mystic Lake will be implemented each year - at least one of which is to occur during the racing season.
•	Daily Race Program back cover positioning beginning 2013
•	Between-Race Sponsorship and giveaway items

                               o          minimum of 1 between-race event per race day executed by Canterbury Park A minimum of 2 Mystic Lake featured days including giveaway items equally promoting both properties

Schedule 5

“Change in Control” of the Company means any of the following events:

1.          Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or other than a Subsidiary of the Company, becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company’s then outstanding securities; or

2.          The Incumbent Directors cease for any reason to constitute at least a majority of the Board. The term “Incumbent Directors” shall mean those individuals who are members of the Board of Directors on the effective date of this Agreement and any individual who subsequently becomes a member of the Board (other than a director designated by a person who has entered into agreement with the Company to effect a transaction contemplated by paragraph 3 below) whose election or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the then Incumbent Directors; or

3.          In the event:

a.          the Company consummates a merger, consolidation, share exchange, division or other reorganization of the Company with any corporation or entity, other than an entity owned at least 80% by the Company, unless immediately after such transaction, the shareholders of the Company immediately prior to such transaction beneficially own, directly or indirectly 51% or more of the combined voting power of resulting entity’s outstanding voting securities as well as 51% or more of the Total Market Value of the resulting entity, or in the case of a division, 51% or more of the combined voting power of the outstanding voting securities of each entity resulting from the division as well as 51% or more of the Total Market Value of each such entity, in each case in substantially the same proportion as such shareholders owned shares of the Company prior to such transaction;

b.          the Company consummates an agreement for the sale or disposition (in one transaction or a series of transactions) of assets of the Company, the total consideration of which is greater than 51% of the Total Market Value of the Company;

c.          the Company consummates an agreement for the sale or disposition (in one transaction or a series of transactions) of the Racetrack; or

d.          approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, in circumstances where the gaming business at the Racetrack continues and a person or persons become the Class A and Class B licensees.

4.          “Total Market Value” shall mean the aggregate market value of the Company’s or the resulting entity’s outstanding common stock (on a fully diluted basis) plus the aggregate market value of the Company’s or the resulting entity’s other outstanding equity securities as measured by the exchange rate of the transaction or by such other method as the Company’s Board of Directors reasonably determines where there is not a readily ascertainable exchange rate.